Contact

www.linkedin.com/in/jessica-corbin-4185754 (LinkedIn)

Top Skills

Leadership
Team Building
Empathy

Jessica Corbin

"Creating conditions conducive to life." - Janine Benyus

Marina del Rey, California, United States

Summary

As the Founder/CEO of SORCE, Jessica is dedicated to regenerating human energy, accelerating organizational consciousness and architecting a vital and sustainable future.

Recently named by the Nasdaq Entrepreneurial Center as one of their "Milestone Makers" and brought into StartUp Health's portfolio of companies, SORCE is solving the $300 billion problem of stress and burnout through data driven + human centered technologies.

In addition, Jessica is a sought after keynote speaker for organizations like Warner Brothers, Activision Blizzard, The Motion Picture and Television Fund and luxury spa Rancho La Puerta where she educates and inspires people to align with the "logic of life" to become profoundly resilient in body, mind and soul.

Jessica has also appeared as a featured correspondent for mainstream TV networks and programs such as CNN, ABC’s The View, E! Entertainment, TechTV, The Style Network and the Science Channel.

****

Additional TV Appearances:
Host for Discovery Science Channel's "Wired Nextfest"
Panel Guest for ABC's "The View"
Panel Guest for CNN's "American Morning"
Panel Guest for CNN's "Larry King Live"
Panel Guest for Fox Sports "Best Damn Sports Show Period"

Honors and Awards: 1995 All-American Cross Country Runner
, 1996 Olympic Torch Bearer
, 1998 UCLA Track & Cross Country Scholar Athlete

Experience

SORCE
Founder/CEO
May 2020 - Present (3 years 4 months)
Santa Monica, California, United States

SORCE is a biofeedback-driven coaching platform that helps high performing cultures at risk for burnout.

We specialize in burnout, performance and retention.

www.SORCE.io

Vitness, LLC
Founder
May 2012 - December 2019 (7 years 8 months)
Venice, CA

Vitness LLC is an integrated fitness and stress management company dedicated to creating products and services that increase vitality.

Microsoft
Freelance Roving Reporter
2011 - 2011 (less than a year)

Reported from the showroom floor of CES 2010

Rehab
Executive Producer
March 2007 - 2009 (2 years)

Multi-disciplinary creative development and production company
www.therehab.com

- Oversee all aspects of production including concept, production, partnerships, distribution, and analysis
- Direct interface between brands, ad agencies, talent agencies, and distribution outlets
- Innovate “lean forward” content to bring a brand experience from passive to experiential
- Develop distribution strategy across multiple platforms to reach targeted demographic
- Manage all client relationships including HP, GAP, Good Magazine, Rock The Vote, Imeem.com, Yoga Journal, Method, Sun Computers

Revision3
Host/Producer
August 2006 - June 2008 (1 year 11 months)

Internet TV network producing original broadcast entertainment
www.Revision3.com

- Hosted and launched 4 shows for the network including consumer electronics show “InDigital”, help and how-to show “Tekzilla”, Digg.com's “The Digg Reel”, and women centric modern culture show “PopSiren”

TechTV
Host/Producer
2000 - 2005 (5 years)

Technology focused cable channel. Sold to Comcast in 2004 and merged into cable network G4

- Produced/hosted daily segments for help & how to ensemble show “The Screen Savers”
- Hosted consumer electronics show “Fresh Gear”
- Hosted and produced celebrity interviews for movie special FX show “Movie Fanatix”
- Hosted geek makeover show “Geek Chic”
- Anchored prime time news show “Tech Live”
- Appeared weekly on CNN’s “Headline News” as a featured tech anchor

TECHTV CORPORATION, San Francisco/G4 MEDIA, Los Angeles
Anchor/ On-Air Host
2000 - 2005 (5 years)

Anchored primetime news show TechLive, Hosted tech entertainment shows including The Screen Savers, Fresh Gear and Movie FanatiX.

Education

UCLA
BA, Sociology · (1996 - 2000)